==============================================================================


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of May 1999


                               MFC BANCORP LTD.
            (Exact Name of Registrant as specified in its charter)

                6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                               (41 22) 818 2999
       (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                    [ X ]   Form 20-F     [   ]  Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                         Yes                No     X
                             ---------         ---------

(If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-               ).
                                      ---------------


==============================================================================

                               MFC BANCORP LTD.


                          1999 FIRST QUARTER REPORT
                               TO SHAREHOLDERS


                                MARCH 31, 1999


                          FORWARD-LOOKING STATEMENTS


Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of MFC Bancorp Ltd., and its directors and officers, primarily with respect to the future market size and future operating performance of MFC Bancorp Ltd. and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

                               MFC BANCORP LTD.

                          1999 FIRST QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose the Company's first quarter results for 1999. The following table is a summary of selected financial information concerning the Company for the periods indicated:

                           Three Months Ended          Three Months Ended
                                March 31,                  March 31,
                       --------------------------  --------------------------
                           1999          1998          1999          1998
                       ------------  ------------  ------------  ------------
                       (U.S. Dollars in thousands     (Canadian Dollars in
                        except per share amounts)     thousands except per
                             Information Only            share amounts)

Revenue                $     15,524  $     22,927  $     23,461  $     32,795
Net income                    3,355         4,865         5,072         6,960
Net income per share:
  Basic                        0.28          0.39          0.42          0.56
  Fully diluted                0.26          0.36          0.39          0.52

                         March 31,   December 31,    March 31,   December 31,
                           1999          1998          1999          1998
                       ------------  ------------  ------------  ------------
                       (U.S. Dollars in thousands)    (Canadian Dollars in
                            Information Only               thousands)

Cash and cash
  equivalents          $     36,067  $     25,398  $     54,415  $     38,871
Securities                   53,498        50,309        80,712        76,998
Total assets                162,204       163,203       244,717       249,782
Debt                         26,542        26,195        40,044        40,091
Shareholders' equity        101,894       100,878       153,726       154,396

The Company is in the financial services business specializing in private and investment banking internationally. The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank based in Geneva Switzerland. The Bank does not engage in commercial or real estate lending.

Private banking focuses on asset management, securities trading services and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities. The Company's personalized approach to client development for both its private and investment banking activities has continued to increase its client base. The Company will continue to focus on providing its clients with creative solutions through both its existing operations and strategic acquisitions and alliances.

The Bank requires substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow the Bank to generate fee income without tying up significant amounts of its capital. On the other hand, the traditional method of placing deposits, whereby income is generated on the spread between deposits and return on investments, requires significant amounts of capital, which will hinder growth.

The Company also conducts proprietary investing activities, which consist of the Company using its own resources and expertise to invest for its own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains.

The Company has established a solid foundation for its financial services business and looks forward to continued growth in 1999.


                                                Respectfully submitted,

                                                M.J. Smith
May 31, 1999                                    President

                               MFC BANCORP LTD.


                      CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (Unaudited)

                               MFC BANCORP LTD.

                         CONSOLIDATED BALANCE SHEETS
                        As at March 31, 1999 and 1998
                                 (Unaudited)
                            (dollars in thousands)

                                           1999           1999        1998
                                     ----------------  ----------  ----------
                                      (U.S. Dollars)     (Canadian Dollars)
                                     Information Only
ASSETS
Cash and cash equivalents               $   36,067     $   54,415  $   59,467
Securities                                  53,498         80,712      67,649
Loans                                       36,900         55,671      28,495
Receivables                                 14,941         22,541      37,061
Property held for sale                       3,698          5,579       6,299
Notes receivable                                 -              -       8,777
Excess cost of net assets acquired          12,198         18,403      19,841
Premises and equipment                       1,730          2,610       2,671
Prepaid and other                            3,172          4,786       5,350
                                        ----------     ----------  ----------
                                        $  162,204     $  244,717  $  235,610
                                        ==========     ==========  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                $   21,480     $   32,407  $   22,670
Accounts payable and accrued expenses       10,695         16,136      43,253
Debt                                        26,542         40,044      41,492
                                        ----------     ----------  ----------
                                            58,717         88,587     107,415

Minority interest                            1,593          2,404       2,782

Shareholders' equity
  Common shares                             43,551         65,706      71,623
  Cumulative translation adjustment          3,139          4,733      (1,519)
  Retained earnings                         55,204         83,287      55,309
                                        ----------     ----------  ----------
                                           101,894        153,726     125,413
                                        ----------     ----------  ----------
                                        $  162,204     $  244,717  $  235,610
                                        ==========     ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Three Months Ended March 31, 1999 and 1998
                                 (Unaudited)
               (dollars in thousands except per share amounts)

                                           1999           1999        1998
                                     ----------------  ----------  ----------
                                      (U.S. Dollars)     (Canadian Dollars)
                                     Information Only
Financial services revenue              $   15,524     $   23,461  $   32,795

Expenses
  Financial services                         8,339         12,603      18,819
  General and administrative                 3,001          4,535       5,700
  Interest                                     758          1,145       1,234
                                        ----------     ----------  ----------
                                            12,098         18,283      25,753
                                        ----------     ----------  ----------

Income before income taxes                   3,426          5,178       7,042
Provision for income taxes                     (64)           (96)        (98)
                                        ----------     ----------  ----------
                                             3,362          5,082       6,944

Minority interest                               (7)           (10)         16
                                        ----------     ----------  ----------
Net income                              $    3,355     $    5,072  $    6,960
                                        ==========     ==========  ==========

Earnings per share:
  Basic                                 $     0.28     $     0.42  $     0.56
                                        ==========     ==========  ==========
  Fully diluted                         $     0.26     $     0.39  $     0.52
                                        ==========     ==========  ==========

Weighted average number of shares
  outstanding (in thousands)                15,276         15,276      13,956
                                        ==========     ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Three Months Ended March 31, 1999 and 1998
                                 (Unaudited)
                            (dollars in thousands)

                                                        Canadian Dollars
                                                   --------------------------
                                                       1999          1998
                                                   ------------  ------------

Inflow (outflow) of cash and cash equivalents
  related to the following activities:
Operating
  Net income                                       $      5,072  $      6,960
  Adjustments to reconcile net income to
    net cash provided by (used in) operating
    activities:
      Depreciation and amortization                         509           357
      Decrease (increase) in securities                  (5,500)        6,244
      Decrease (increase) in receivables                  7,978       (16,471)
      Increase in properties held for sale                  (23)          (17)
      Increase in accounts payable and
        accrued expenses                                  1,911        14,996
      Other                                               1,765            35
                                                   ------------  ------------
                                                         11,712        12,104
Investing
  Net decrease (increase) in loans                       (2,682)       13,307
  Purchases of subsidiaries, net of
    cash acquired                                          (267)         (143)
  Other                                                     (52)           64
                                                   ------------  ------------
                                                         (3,001)       13,228
Financing
  Net increase (decrease) in deposits                     9,839        (6,801)
  Issuance of shares, net                                     -         1,255
                                                   ------------  ------------
                                                          9,839        (5,546)

Exchange rate effect on cash and
  cash equivalents                                       (3,006)       (2,541)
                                                   ------------  ------------
Increase in cash and cash equivalents                    15,544        17,245
Cash and cash equivalents:
  Beginning of period                                    38,871        42,222
                                                   ------------  ------------
  End of period                                    $     54,415  $     59,467
                                                   ============  ============


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                                 (Unaudited)

NOTE 1.  Basis of Presentation
         ---------------------

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE 2.  Nature of Business
         ------------------

The Company is in the financial services business and its principal activities focus on private and investment banking.

NOTE 3.  Earnings Per Share
         ------------------

Basic earnings per share are computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money".

NOTE 4.  Reporting Currency
         ------------------

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5087 for period end purposes and U.S.$1.00 = Canadian $1.5113 for the three months ended March 31, 1999.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company for the three months ended March 31, 1999 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. In this document, unless the context otherwise requires, the "Company" refers to MFC Bancorp Ltd. and its subsidiaries and all references to monetary amounts are in Canadian dollars unless otherwise indicated. Selected financial data has also been provided in U.S. dollars for information purposes using an exchange rate of one U.S. dollar being equal to Canadian $1.5087.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

RESULTS OF OPERATIONS - Three Months Ended March 31, 1999
                        ---------------------------------

The Company operates in the financial services business, specializing in private and investment banking internationally. It also engages in proprietary investing for its own account. The Company conducts its banking activities through its wholly-owned subsidiary, MFC Merchant Bank S.A., a licensed full-service Swiss bank based in Geneva, Switzerland.

In the first quarter of 1999, the Company's revenues decreased to $23.5 million from $32.8 million in the comparable period of 1998, primarily due to reduced sales of investments and reduced activities in investment banking.

Expenses decreased to $18.3 million in the three months ended March 31, 1999 from $25.8 million in the comparable period of 1998, primarily as a result of lower revenues. General and administrative expenses decreased to $4.5 million in the three months ended March 31, 1999 from $5.7 million in the comparable period of 1998, primarily due to the consolidation and streamlining of operations. Interest expense decreased to $1.1 million in the three months ended March 31, 1999 from $1.2 million in the comparable period of 1998, primarily due to a decrease in amounts borrowed during the current period.

In the three months ended March 31, 1999, net earnings were $5.1 million or $0.42 per share on a basic basis ($0.39 per share on a fully diluted basis). In the three months ended March 31, 1998, net earnings were $7.0 million or $0.56 per share on a basic basis ($0.52 per share on a fully diluted basis).

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                  U.S. Dollars          Canadian Dollars
                                ----------------   --------------------------
                                    March 31,               March 31,
                                      1999         --------------------------
                                ----------------       1999          1998
                                 (in thousands)    ------------  ------------
                                Information Only         (in thousands)
Cash and cash equivalents         $   36,067       $     54,415  $     59,467
Securities                            53,498             80,712        67,649
Total assets                         162,204            244,717       235,610
Debt                                  26,542             40,044        41,492
Shareholders' equity                 101,894            153,726       125,413

The Company maintains a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides the Company with flexibility in managing its business and financing. This liquidity is used by the Company in client related services where the Company acts as a financial intermediary for third parties and in the Company's own proprietary investing activities.

In the period ended March 31, 1999, the Company's cash and cash equivalents were $54.4 million, compared to $59.5 million in the comparable period of 1998. In the period ended March 31, 1999, the Company had securities of $80.7 million, compared to $67.6 million in the comparable period of 1998.

Operating Activities
--------------------

Operating activities provided cash of $11.7 million in the three months ended March 31, 1999, compared to $12.1 million in the comparable period of 1998. In the three months ended March 31, 1999, a decrease in receivables provided cash of $8.0 million, compared to an increase in receivables using cash of $16.5 million in the comparable period of 1998, primarily as a result of securities trading activities. An increase in accounts payable and accrued expenses provided cash of $1.9 million in the three months ended March 31, 1999, compared to $15.0 million in the comparable period of 1998. Net purchases of securities used cash of $5.5 million in the current period, compared to net sales of securities providing cash of $6.2 million in the comparable period of 1998. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

Investing Activities
--------------------

Investing activities in the three months ended March 31, 1999 used cash of $3.0 million, compared to providing cash of $13.2 million in the comparable period of 1998, primarily as a result of an increase in loans during the current period.

Financing Activities
--------------------

Financing activities provided cash of $9.8 million in the three months ended March 31, 1999, compared to using cash of $5.5 million in the comparable period of 1998, primarily as a result of an increase in deposits during the current period.

The Company continues to explore potential acquisition opportunities as a means of expanding its business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant        MFC BANCORP LTD.
           ------------------------------

By              /s/ Michael J. Smith
           ------------------------------
           MICHAEL J. SMITH, PRESIDENT

Date                May 31, 1999
           ------------------------------